Real Mex Restaurants, Inc.
5660 Katella Avenue, Suite 100
Cypress, CA 90630
October 6, 2009
VIA EDGAR AND FACSIMILE
Ms. Amanda Ravitz
Branch Chief — Legal
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Real Mex Restaurants, Inc.
Registration Statement on Form S-4
Filed August 28, 2009
File No. 333-161605
Dear Ms. Ravitz:
     The undersigned respectively requests that the effective date of the above-referenced Registration Statement be accelerated to 2:00 p.m. (Eastern Time) on October 8, 2009, or as soon thereafter as practicable.
     Real Mex Restaurants, Inc. (the “Company”) hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Real Mex Restaurants, Inc.
By:	/s/ Steven Tanner
	Name:	Steven Tanner
	Title:	Chief Financial Officer